NO ACT

PE
12-15-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10010423

Received SEC

JAN 07 2010

Washington, DC 20549

January 7, 2010

Stuart S. Moskowitz
Senior Counsel
IBM Corporate Law Department
International Business Machines Corporation
One New Orchard Road, Mail Stop 329
Armonk, NY 10504

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-07-2010

Re: International Business Machines Corporation
Incoming letter dated December 15, 2009

Dear Mr. Moskowitz:

This is in response to your letter dated December 15, 2009 concerning the shareholder proposal submitted to IBM by Joseph F. Kelly. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Joseph F. Kelly

*** FISMA & OMB Memorandum M-07-16 ***

January 7, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 15, 2009

The proposal directs the officers to "clearly and unambiguously restate and enforce the traditional standards of ethical behavior which characterized the way in which IBM conducted its business."

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to IBM's ordinary business operations. In this regard, we note that the proposal directs the officers to restate and enforce certain standards of ethical behavior. Proposals that concern general adherence to ethical business practices are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IBM relies.

Sincerely,

Matt S. McNair

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Senior Counsel
IBM Corporate Law Department
One New Orchard Road, Mail Stop 329
Armonk, New York 10504

December 15, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Stockholder Proposal of Mr. Joseph F. Kelly on Restating and Enforcing Ethical Standards at IBM

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a letter dated October 27, 2009 from Mr. Joseph F. Kelly (the "Proponent"), a former IBM employee. The Proponent's letter included a stockholder proposal (the "Proposal"), a copy of which is attached as **Exhibit A**. This letter is being filed with the Securities and Exchange Commission (the "SEC" or the "Commission") by the Company not later than eighty (80) calendar days before the Company files its definitive 2010 Proxy Materials with the Commission.

THE PROPOSAL

The "SHAREHOLDER MOTION" portion of the Proposal reads as follows:

> **"RESOLVED: in view of the arrest and indictment of Robert Moffat, a Senior Vice President of IBM, for participation in an insider trading scam involving IBM stock, it is the wish of the shareholders of IBM to direct the officers of the company to clearly and unambiguously restate and enforce the traditional standards of ethical behavior which characterized the way in which IBM conducted its business."**

IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 27, 2010 (the "2010 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

GROUNDS FOR EXCLUSION

The Proposal may properly be excluded pursuant to:

- Rule 14a-8(i)(4) because the Proposal relates to a personal grievance of the Proponent;
- Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company;
- Rule 14a-8(i)(10) because the Proposal has been substantially implemented; and
- Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by stockholders under New York law.

ANALYSIS

I. THE PROPOSAL SHOULD BE OMITTED UNDER RULE 14a-8(i)(4) AS IT RELATES TO THE REDRESS OF A PERSONAL CLAIM OR GRIEVANCE AGAINST THE COMPANY AND COMPANY MANAGEMENT, DESIGNED TO FURTHER A PERSONAL INTEREST OF THE PROPONENT WHICH IS NOT SHARED BY IBM STOCKHOLDERS AT LARGE.

IBM ALSO RESPECTFULLY REQUESTS CABOT[1] TREATMENT WITH RESPECT TO THE PROPOSAL.

Rule 14a-8(i)(4) permits exclusion of a proposal that relates to the redress of a personal claim or grievance against the Company and is designed to result in a benefit to the Proponent or to further a personal interest, which is not shared with other stockholders at large. The instant Proposal emanates directly out of the Proponent's personal issues he has had against the Company and its management ever since he learned that he was going to be terminated from IBM employment in 2002. Shortly after his termination, the Proponent also filed a stockholder proposal, which the Company excluded under Rule 14a-8(i)(4), as relating to a personal grievance of the Proponent. See International Business Machines Corporation (December 18, 2002; reconsideration *denied*, January 9, 2003, full Commission review *denied*, March 28, 2003)(proposal directing IBM to honestly and forthrightly review employee claims of bias and discrimination regardless of the employee's status and to adopt a policy and business practice to honor any written commitments from IBM executives that such reviews will take place omitted under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance or designed to result in a benefit to the proponent or further a personal interest which benefit or interest is not shared with other security holders at large).

Over seven (7) years have passed since his termination from IBM, but the Proponent remains disgruntled at IBM. The instant Proposal, although focused generally on ethics, is no more than the most recent manifestation of the Proponent's ongoing personal grievance against IBM, all emanating out of his termination from employment. We will not repeat here all of the details of his grievances, which are adequately set forth in the above-referenced no-action letter request, or

[1] Cabot Corporation (November 4, 1994).

the variety of other claims and litigations[2] the Proponent brought against IBM and its management relating to his separation from IBM.

This is the second stockholder proposal the Proponent has filed, but the Proponent has not otherwise gone silent over the past few years. Given the Proponent's recent history, as noted below, we believe the Proponent may be now using this Proposal as another tactic to call attention to himself, as well as to find new material to expand upon an "article" he wrote and has been circulating, entitled **"THE TRAGEDY OF IBM – IBM AND THE DECLINE OF ETHICS IN THE WORKPLACE."** (See **Exhibit B**). In this "article," the Proponent (i) describes his own skewed views on the topic of ethics at IBM, and (ii) rehashes yet again his own views about how he was allegedly discriminated against.

In this connection, in December 2007, Mr. Samuel J. Palmisano, IBM's Chairman and CEO, received a letter from the Proponent. In such letter, the Proponent sought to "update" him on the status of the "publication" of the article he wrote about IBM. (See **Exhibit B**). According to the Proponent, he had already distributed his 23 page article, **"THE TRAGEDY OF IBM – IBM AND THE DECLINE OF ETHICS IN THE WORKPLACE,"** to the following recipients:

Major Media Publications	17
IT publications	6
The CIOs of IBM Enterprise Customers	43
The CEOs of IBM Business Partners	27
U.S. Senators	4
U.S. Congressional Representatives	7

The Proponent wrote that "[m]y purpose has been to simply encourage customers and potential customers, as well as media and regulatory representatives to understand the need to be circumspect with respect to trusting IBM." (See **Exhibit B**)

---

[2] The Proponent's other litigations included:

- a complaint filed on September 25, 2002 with both the New York State Division of Human Rights (SHDR No: 3-E-AS-02-1254953-A) and the U.S. Equal Employment Opportunity Commission (EEOC Charge # 16GA205611), alleging age and sex discrimination in connection with his termination of employment from IBM (the **"Bias and Discrimination Charges"**);

- A lawsuit against IBM, filed in White Plains City Court on June 24, 2002 (SC-2002-1150) in the amount of $561.11 for the "COST OF A RETIREMENT DINNER EARNED AND NOT PROVIDED" (the **"Retirement Dinner" lawsuit**);

- A lawsuit against IBM, filed in White Plains City Court on June 24, 2002 (SC-2002-1151) in the amount of $67.73, for the "cost of items purchased" by the Proponent for his former manager (the **"Pancake Syrup I" lawsuit**); and

- A lawsuit against Mr. Percy Cannon of IBM, the Proponent's former manager, which lawsuit was filed in White Plains City Court on September 25, 2002 (SC-2002-1844) in the amount of $45.12, and which was served upon Mr. Cannon at IBM, for the "PAYMENT FOR PERSONAL ITEMS PURCHASED AT MR. CANNON'S REQUEST" (the **"Pancake Syrup II" lawsuit**).

All of these litigations have been dismissed.

After noting in his letter that he had portrayed two IBMers as "fundamentally dishonest people," the Proponent stated that his "purpose is to focus on providing the article to similar contacts in both the European as well as the Latin American markets." (See **Exhibit B**)

In May 2008, the Proponent again resurfaced, with another "update" letter to Mr. Palmisano. (See **Exhibit C**). The Proponent attached another copy of the same 23 page "article" and stated that he had circulated his article "fairly broadly within Congress as well as other venues." The Proponent also noted that he had been approached about his willingness to testify before a congressional hearing on the subject of age discrimination, and that he was willing to appear. Finally, the Proponent noted that IBM never responded to the specifics of his article.

To be clear, all of the Proponent's claims against IBM have been dismissed. It is not the purpose of this letter to revisit his issues, which are devoid of merit, or to comment on the Proponent's 23 page article. For purposes of Rule 14a-8, however, we believe the Proponent is again attempting to misuse the stockholder proposal process to call attention to his own personal issues, as highlighted in his article, and to re-air his views that IBM was not ethical in dealing with him. Moreover, since the Proponent notes on page 18 of his article that he plans "*to expand this article into a book*," we believe the Proponent is also attempting to employ the stockholder proposal process to secure additional material to use for his own personal benefit. This is precisely what Rule 14a-8(i)(4) is designed to avoid.

In our view, the instant Proposal, like his previous one, is clearly excludable under Rule 14a-8(i)(4), as the Proponent has lodged this Proposal as one of many tactics he believes will gain some retribution against the Company. Therefore, the instant stockholder proposal should be omitted under 14a-8(i)(4), as it relates to the redress of a personal claim or grievance against the Company which is clearly designed to further the Proponent's personal interest, which interest is not shared with stockholders at large.

In this connection, the SEC ruled in another no-action letter involving a similarly situated disgruntled former IBM employee:

> After consideration of the information contained in your letter and the exhibit thereto, this Division believes that there may be some basis for your view that the proposal may be omitted in reliance upon [former] Rule 14a-8(c)(4). **In the Division's view, despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing personal grievance against the Company.** (emphasis added)
>
> See International Business Machines Corporation (February 5, 1980)

The same result should apply in the instant case. The Commission long ago established that the purpose of the stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Release 34-3638 (January 3, 1945). The purpose of current Rule 14a-8(i)(4) is to allow companies to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976). In this connection, the Commission has consistently taken the position that Rule 14a-8(i)(4) is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders. See Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-19135 (October 14, 1982). In discussing the predecessor rule governing the exclusion of personal grievances, the Commission stated:

It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large.

See Exchange Act Release No. 19135 (October 14, 1982).

The Proponent's personal grievance, however styled, is clearly of no interest to IBM stockholders at large. In this vein, the Commission has also recognized that where: (i) a proponent has a history of confrontation with a company and (ii) that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4), a proposal may be excludable on this ground ***even though, on its face, the Proposal does not reveal the underlying dispute or grievance***. See Burlington Northern Santa Fe Corporation (February 5, 1999)(proposals relating to company's operations properly excluded as personal grievance); International Business Machines Corporation (November 22, 1995)(disgruntled former employee); Pfizer, Inc. (January 31, 1995)(disgruntled former employee); International Business Machines Corporation (December 29, 1994); International Business Machines Corporation (December 22, 1994)(disgruntled former employee); Cabot Corporation (November 4, 1994; November 29, 1993; December 3, 1992; November 15, 1991; September 13, 1990; November 24, 1989; November 9, 1988, and October 30, 1985). In its 1994 no-action letter to Cabot Corporation, the staff specifically permitted Cabot to apply its response to any future submissions to Cabot of a same or similar proposal by the proponent. See also Unocal Corporation (March 30, 2000)(grant of Cabot type relief under Rule 14a-8(i)(4)); International Business Machines Corporation (November 22, 1995 and December 29, 1994)(in two separate letters regarding separate proponents staff permitted both responses to apply to any future submissions to the Company of a same or similar proposal by same proponents); Texaco, Inc. (February 15, 1994)(Staff also permitted Texaco to apply personal grievance ruling to any future submissions of the same or similar proposals by the same shareholder).

The same result should apply here. The staff has often utilized the personal grievance exclusion to omit proposals in cases where the stockholders were using proposals as a tactic to redress a personal grievance against the Company, notwithstanding that the proposals were drafted in such a manner that they could be read to relate to matters of general interest to all shareholders. See The Southern Company (December 10, 1999); Pyramid Technology Corporation (November 4, 1994)("the proposal, while drafted to address a specific consideration, appears to be one in a series of steps relating to the long-standing grievance against the company by the proponent); Texaco, Inc. (February 15, 1994 and March 18, 1993); Sigma-Aldrich Corporation (March 4, 1994); McDonald's Corporation (March 23, 1992); The Standard Oil Company (February 17, 1983); American Telephone & Telegraph Company (January 2, 1980). Since the shareholder proposal process is not intended to be used to air or rectify personal grievances, we continue to believe Rule 14a-8(i)(4) provides a fully adequate basis in this case for omitting the instant Proposal from the proxy materials for the Company's Annual Meeting. Because we believe the instant Proponent is again misusing the shareholder proposal process to further address his ongoing personal grievance against the Company, the Company respectfully requests that no enforcement action be recommended if it excludes the Proposal pursuant to Rule 14a-8(i)(4). See CSX Corporation (February 5, 1998)(proposal from terminated employee seeking to institute a system-wide formal grievance procedure excluded because it related to the redress of a personal claim or grievance); Tri-Continental Corporation (February 24, 1993)(Former Rule 14a-8(c)(4) utilized by staff to exclude proposal seeking registrant to assist the Proponent in a lawsuit against former employer); Lockheed Corporation (April 25, 1994 and March 10, 1994)(proposal to reinstate sick leave benefits properly excluded under former Rule 14a-8(c)(4)); International

Business Machines Corporation (January 25, 1994)(proposal to increase retirement plan benefits properly excluded under former Rule 14a-8(c)(4)); and General Electric Company (January 25, 1994)(proposal to increase pension benefits properly excluded under former Rule 14a-8(c)(4)). See also Caterpillar Tractor Company (December 16, 1983)(former employee's proposal for a disability pension properly excluded as personal grievance). As such, the Company believes that the Proposal may be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(4), and requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(4).

In addition, given the Proponent's history, we also respectfully request Cabot relief with respect to future submission of the same or similar proposals. See Cabot Corporation (November 4, 1994); See also Unocal Corporation (March 30, 2000)(to same effect); International Business Machines Corporation (November 22, 1995 and December 29, 1994)(in two separate letters regarding separate proponents, staff permitted both responses to apply to any future submissions to the Company of a same or similar proposal by same proponents); Texaco, Inc. (February 15, 1994)(Staff also permitted Texaco to apply personal grievance ruling to any future submissions of the same or similar proposals by the same shareholder).

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

In addition to Rule 14a-8(i)(4), the Company also believes that the Proposal may be omitted from the Company's proxy materials pursuant to the provisions of Rule14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company.

- **Ordinary Business Under Rule 14a-8(i)(7).**

The Commission has expressed two central considerations underlying the ordinary business exclusion. The first underlying consideration expressed by the Commission is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at pp. 29,106 and 29,108). In this connection, examples include "*the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity and the retention of suppliers.*" (id. at 29,108) (emphasis added) "The second consideration involves the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." id. The Commission had earlier explained in 1976 that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (November 22, 1976).

The Commission has also reiterated "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at p. 29,108). See also Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 relating to Proposals by Security Holders, Exchange Act Release No. 19135 (October 14,

1982), at note 47. As will be described below, the Proposal to have IBM "restate and enforce the traditional standards of ethical behavior which characterized the way in which IBM conducted its business" is not proper under Rule 14a-8(i)(7), as neither the Proponent nor IBM stockholders as a group are in a position to make an informed judgment on this matter. Moreover, the Proposal fails to focus on any sufficiently significant social policy issues which might otherwise cause the Proposal to transcend the ordinary business exclusion.

- **The Proponent seeks to substitute his own judgment for the Company's by attempting to dictate and enforce his own standards of ethics in contravention of Rule 14a-8(i)(7).**

In this case, the Proposal, which would have IBM "restate and enforce the traditional standards of ethical behavior which characterized the way in which IBM conducted its business" is no more than a directive to have IBM rewrite our Company's Business Conduct Guidelines and other codes of conduct we employ to regulate employee activity and behavior in the day-to-day administration of our business. Although it is not clear from the face of the Proposal what "traditional standards of ethical behavior" the Proponent would have us "restate and enforce," the Proposal directly relates to the management of our Company's workforce under Rule 14a-8(i)(7) by attempting to dictate and enforce the type of compliance standards the instant Proponent wants. Such an undertaking falls at the heart of the Company's ordinary business operations.

In this connection, the Commission has long recognized that proposals relating to the promulgation, monitoring, compliance and enforcement of various company standards of ethics or codes of conduct can be excluded under Rule 14a-8(i)(7) as a matter of a company's ordinary business. As a result, a variety of stockholder proposals submitted to different companies over the years relating to creating, modifying, monitoring and enforcing compliance with a company's code of conduct, ethics or other programs have been consistently excluded with Staff concurrence under Rule 14a-8(i)(7) as infringing on management's core function of being able to establish, oversee, monitor compliance with, amend or enforce such codes of conduct, codes of ethics or other programs. See, e.g., American Express Company (January 22, 2009) (proposal that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance" after an independent outside compliance review of the Code was properly excluded as related to the company's ordinary business operations (i.e., terms of its code of conduct)); American Express Co. (January 23, 2007)(to same effect); Verizon Communications Inc. (December 17, 2008)(proposal to form a Corporate Responsibility Committee to monitor the extent to which Verizon lives up to its claims pertaining to integrity, trustworthiness and reliability excluded as relating to Verizon's ordinary business operations (i.e., general adherence to ethical business practices)); Monsanto Company (November 3, 2005)(proposal to establish an ethics oversight committee to "insure compliance with Monsanto's Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations" excluded as relating to ordinary business operations (i.e., general conduct of a legal compliance program); Costco Wholesale Corp. (December 11, 2003)(proposal requesting "a thorough code of ethics that would also address issues of bribery and corruption" excluded as relating to the company's ordinary business operations (i.e., the terms of its code of ethics)); AMOCO Corp. (February 10, 1998)(proposal requesting revisions to code of ethics excluded because it related to ordinary business operations (i.e., the terms of its corporate code of ethics)); Lockheed Martin Corporation (January 29, 1997)(proposal to evaluate whether the Company has a legal compliance program that adequately reviews conflicts of interest and the hiring of former government officials and employees and to prepare a report on its findings was properly excluded under former Rule 14a-8(c)(7) (i.e., employment related matters)); USX Corporation (December 28, 1995)(proposal to adopt and maintain a comprehensive Code of Ethics omitted since it dealt with a matter relating to the company's ordinary business operations (i.e., the terms of a corporate Code of Ethics)); McDonald's Corporation (March 19, 1990)(proposal to adopt and implement a "code of business conduct" to establish policies and "ethical" guidelines to address the conduct of the company's management and employees as well as the company's relationship with its customers, franchisees, shareholders and other constituencies excluded as a matter of the company's ordinary business. In arriving at a position, the staff particularly noted in McDonald's that the proposal appears to be directed at the content and the implementation of standards on such matters as the conduct of the company's management, the company's employee/employer relations, the company's customer and business policies and the company's relationship with its shareholders. In the Division's view, these matters involve decisions dealing with the company's business operations as illustrated by the company's existing policies with respect to the conduct of directors and officers, employment policies on affirmative action and equal employment opportunity and various other organizational policies, departments, and committees.)) As in each of the above letters, the same result should apply here to exclude the instant Proposal as a matter of ordinary business for IBM under Rule 14a-8(i)(7).

The instant Proposal is also subject to exclusion under Rule 14a-8(i)(7) under a long line of decisions that have excluded similar proposals as relating to a company's general legal compliance program or other employment related matters. This Proposal, which would have IBM "unambiguously restate and enforce the traditional standards of ethical behavior which characterized the way in which IBM conducted its business" can clearly be read to have the Company revise and replace its own method for ensuring legal compliance under our existing compliance programs with "traditional standards" contemplated by the Proponent. This Proposal simply cannot survive scrutiny under Rule 14a-8(i)(7), and the Staff has made clear in similar situations that no-action relief is available, as these proposals relate to a company's general legal compliance program. See FedEx Corporation (July 14, 2009)(report on the compliance of the company and its contractors with state and federal laws governing proper classification of employees and independent contractors could be excluded as relating to the company's ordinary business operations (i.e., general legal compliance program)); The AES Corporation (March 13, 2008)(proposal to commission an independent investigation of management's involvement in the falsification of environmental reports, and to report on these findings together with board recommendations and company action to be taken as a result of the board's findings excluded under rule 14a-8(i)(7), as relating to AES's ordinary business operations (i.e., general conduct of a legal compliance program)); Lowe's Companies, Inc. (March 12, 2008)(proposal to establish a committee to prepare a report that discusses the compliance of the company and its contractors with state and federal laws governing proper classification of employees and independent contractors excluded as ordinary business (i.e., general legal compliance program)); Ford Motor Company (February 13, 2008)(proposal to condemn the commission of internal fraud and assign the investigation of reports of internal fraud to a committee reporting to the board; have individuals certify that each program launch is void of product liability risk and premature part cancellation costs; and report to shareholders excluded under rule 14a-8(i)(7), as relating to Ford's ordinary business operations (i.e., general conduct of a legal compliance program)); Ford Motor Company (March 19, 2007) (proposal to appoint independent legal advisory commission to investigate "Security Law violations" properly excluded under Rule 14a-8(i)(7), as relating to Ford's ordinary business operations (i.e., general conduct of a legal compliance program)); The AES Corporation (January 9, 2007)(proposal to create an ethical oversight committee to monitor the company's compliance with applicable laws, rules and regulations of the federal, state, local governments and the AES Code of Business Conduct and Ethics was properly excluded as relating to its ordinary business operations (i.e., general conduct of a legal compliance program)); Halliburton Company (March 10, 2006) (proposal to report on the policies and procedures adopted and implemented to reduce or eliminate the reoccurrence of violations and investigations discussed in the proposal and the potential damage to the company's reputation and stock value excluded by Halliburton under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., general conduct of a legal compliance program)); ConocoPhillips (February 23, 2006) (proposal to investigate, independent of inhouse legal counsel, and report to shareholders all potential legal liabilities alleged by the proponent to have been omitted from prospectus excluded under rule 14a-8(i)(7), as relating to ConocoPhillips' ordinary business operations (i.e., general legal compliance program)); Sprint Nextel Corporation (February 15, 2006)(proposal to prepare a report addressing the company's failure to disclose certain significant transactions with executive officers excluded under rule 14a-8(i)(7), as relating to Sprint Nextel's ordinary business operations (i.e., general legal compliance program and discipline of employees)); NYNEX Corporation (February 1, 1989)(proposal to form a special committee to revise the existing code of corporate conduct excluded as a matter of ordinary business (i.e., the particular topics to be addressed in the Company's code of conduct)). The rationale for exclusion set forth in each of the above letters as "ordinary business" should apply with equal force to the instant Proposal, which also purports to dictate how the Company ought to restate and enforce our own Business Conduct Guidelines. As such, the instant Proposal should be excluded as a matter of ordinary business under Rule 14a-8(i)(7).

At IBM, it is a fundamental management function to assure compliance with the company's internal ethics and compliance policies, as well as its legal and regulatory responsibilities. To this end, IBM's Business Conduct Guidelines (BCGs) is our global code of business conduct, standards, and values, for IBM directors, executive officers and employees.

See www.ibm.com/investor/governance/business-conduct-guidelines.wss

The IBM BCGs provides direction on a variety of issues common to every IBM employee. In addition, as a supplement to our BCGs, IBM has also created an additional set of guidelines for employees who deal with government-owned entities. These employees are also required to comply with the IBM Government Client Guidelines (GCGs).

See http://www.ibm.com/investor/pdf/guidelines.pdf

Each IBMer is required to understand and comply with both the BCGs and, as applicable, the GCGs, and to exercise good judgment at all times. Since IBM's reputation for integrity and business are never to be taken for granted, a violation of any IBM guideline may result in disciplinary action, including dismissal.

The introductory section of our BCGs (Section 2.0) highlights the dynamic nature of our industry, and our ongoing need to ensure that we operate in a legal and ethical manner.

> As IBM employees, we frequently encounter a variety of ethical and legal questions. There are no shortcut formulas or automatic answers to the choices we have to make in business today; however, we should decide these questions in ways that are consistent with IBM's values. In some instances, the Business Conduct Guidelines will only be able to provide a baseline standard for our actions--but underlying these guidelines are the values we share as IBMers:
>
> - Dedication to every client's success
> - Innovation that matters--for our company and for the world
> - Trust and personal responsibility in all relationships

As simple statements, our values may not provide obvious answers in all instances, but they give--or should give--very clear reasons why we make the choices we do. You will have many opportunities to make such choices in situations that are not covered by these Business Conduct Guidelines. But you will not come across a major decision at IBM where our values would not be applicable. And because of the values we share, you will never encounter a situation where actions contrary to our Business Conduct Guidelines are acceptable for an IBMer.

In IBM, the Chief Executive Officer and senior executives are responsible for setting standards of business ethics and overseeing compliance with these standards. It is the individual responsibility of each IBM employee to comply with these standards.

In all instances every employee must obey the law and act ethically. IBM's Business Conduct Guidelines provide general guidance for resolving a variety of legal and ethical questions for employees of IBM, including its subsidiaries and affiliates. Employees who work in marketing and specialized areas such as government procurement and regulatory matters (e.g., environmental, export, tax and customs) must also comply with additional functional guidelines.

Our industry continues to undergo significant changes. As a whole, these changes make the ways in which we do business more complex. Because of the continuing need to reassess and clarify our practices, the contents of these Guidelines will be kept online and updated as required.

Each section of these Guidelines covers an area in which we have responsibilities to IBM as employees:

- Personal conduct and protection of IBM's assets
- Obligations in conducting IBM's business with other people and organizations
- Conflicts of interest and other considerations affecting IBM that may arise on our own time

Because rapid changes in our industry constantly present new ethical and legal issues, no set of guidelines should be considered the absolute last word under all circumstances. If you have any questions about interpreting or applying these Guidelines--or about guidelines and procedures published by IBM or its operating units, subsidiaries or specific functions, such as the Public Sector Guidelines--it is your responsibility to consult your manager or IBM counsel. A violation of any IBM guidelines can result in disciplinary action, including dismissal.

See www.ibm.com/investor/governance/business-conduct-guidelines.wss

In order to provide centralized and independent oversight of IBM's ethics and compliance programs, IBM has also established a Corporate Trust & Compliance Office (CTCO). The CTCO is led by IBM's Vice President, Assistant General Counsel, Chief Trust & Compliance Officer and Co-Lead Sales and Distribution Legal. Her global team of compliance professionals works with IBM employees around the world to help ensure that IBM conducts business with integrity and is a model of compliance with legal and regulatory requirements everywhere in the world the Company does business. The team also administers IBM's global BCGs certification and education program.

See http://www.ibm.com/investor/governance/corporate-trust-and-compliance.wss

Finally, IBM's Audit Committee is responsible for reviewing reports of the Company's financial results, audits, internal controls and adherence to IBM's Business Conduct Guidelines in compliance with applicable laws and regulations including federal procurement requirements.

See http://www.ibm.com/investor/governance/board-of-directors/committees-of-the-board.wss#audit

In short, given that virtually all levels of IBM's own internal management are already integrally involved in the promulgation, modification, administration and enforcement of our Business Conduct Guidelines as well as our Government Conduct Guidelines, IBM believes the Proposal may properly be omitted from our proxy materials because it deals with matters relating to IBM's ordinary business operations. IBM's Business Conduct Guidelines (as well as our Government Conduct Guidelines) are reviewed on a regular basis by management, and the administration of our Guidelines is so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight. As such, we submit that the Proposal can be excluded under Rule 14a-8(i)(7), as relating to IBM's ordinary business operations. The Company therefore respectfully requests that no enforcement action be recommended to the Commission if the Company excludes the Proposal under Rule 14a-8(i)(7).

III. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(10) AS SUBSTANTIALLY IMPLEMENTED.

In addition to Rule 14a-8(i)(4) and Rule 14a-8(i)(7), Rule 14a-8(i)(10) permits exclusion of a proposal if the Company has already substantially implemented it.

- ***Substantial Implementation under Rule 14a-8(i)(10).***

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal from a company's proxy materials "if the company has already substantially implemented the proposal." To the extent we understand the intent of the Proposal, we believe we have substantially implemented it within the meaning of Rule 14a-8(i)(10). In applying the substantial implementation standard, the Commission has indicated the proposal need not be "fully effected" by the registrant, as long as it has been "substantially implemented." Release No. 34-20091 (August 16, 1983). Accordingly, Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal when a registrant has implemented the ***essential objective*** of the proposal, even where there is not exact correspondence between the actions sought by the shareholder proponent and the registrant's actions. See AMR Corporation (April 17, 2000)(proposal recommending that members of identified board committees meet specified criteria could properly be excluded based on issuer's representation that the members of the board committees identified in the proposal met the criteria specified).

The rationale for exclusion of a Proposal like the instant one under Rule 14a-8(i)(10) has been described as follows:

> **"A company may exclude a proposal if the company is already doing -- or substantially doing -- what the proposal seeks to achieve. In that case, there is no reason to confuse shareholders or waste corporate resources in having shareholders vote on a matter that is moot. In the SEC's words, the exclusion is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management...."**

William Morley, Editor, Shareholder Proposal Handbook, by Broc Romanek and Beth Young (Aspen Law & Business 2003 ed.), Sec. 23.01[B] at p. 23-4 (emphasis added).

As described below, we believe we are adequately addressing the essential objective of the Proposal.

- ***IBM's Business Conduct Guidelines and our Government Conduct Guidelines are regularly reviewed and restated as required to meet the changing needs of our Business.***

As we have already described above, IBM maintains a robust set of Business Conduct Guidelines (BCGs), a copy of which is posted prominently on our website. The Company reviews and updates the BCGs as and when required in the ordinary course of our business. IBM employees initially acknowledge and agree to the BCGs upon hiring, and annually re-certify that they have read the BCGs and understand their compliance obligations. More importantly, violation of these guidelines may be cause for discipline, including dismissal from the Company.

Our BCGs include a cover letter from Mr. Samuel J. Palmisano, our Company's Chairman and CEO (set forth below), which clearly and unambiguously restates the need to maintain the highest standard of business ethics. Mr. Palmisano writes:

> Dear IBMer,
>
> In 2003, we undertook a global, company-wide discussion about the values that define IBM. In addition to finding a common set of qualities that characterize "an IBMer," we also learned something equally important: Almost every one of us thinks our work and choices should be determined by what we value.
>
> This is particularly relevant to what we agree explicitly to do and not do as individuals when conducting IBM's business. Each one of us makes decisions that could affect our company and its reputation--whether with one person or with millions of people.
>
> At one level, the IBM Business Conduct Guidelines are a document of conduct we establish for ourselves to help us comply with laws and good ethical practices. We regularly review and update it as business and the world at large become more complex, and as the need for such guidelines becomes greater.
>
> But this is not just about compliance with the law and general standards of ethics. By establishing these guidelines and giving them the weight of a governing document, we are acknowledging that our choices and actions help define IBM for others. We are ensuring that our relationships--with clients, investors, colleagues and the communities in which we live and work--are built on trust.
>
> In other words, the Business Conduct Guidelines are a tangible example of our values and an expression of each IBMer's personal responsibility to uphold them.
>
> I hardly find it necessary to remind IBMers to "act ethically." I know you feel as strongly as I that anyone doing otherwise does not belong at IBM. But I do ask you to read these Business Conduct Guidelines and commit yourself to them. In addition to establishing a baseline for behavior throughout IBM, they provide some excellent examples of how we live out our values as a company. They are an important part of what it means to be an IBMer.
>
> Sam Palmisano
> Chairman, President and Chief Executive Officer
> January 2009

A copy of our Company's Business Conduct Guidelines can be found at:
http://www.ibm.com/investor/governance/business-conduct-guidelines.wss

- ***The IBM Values also serve to address the essential objective of the Proposal because the Values stress the need for IBMers to maintain trust and personal responsibility in all relationships.***

Since our inception, IBM has been a company that defines itself by fundamental values—not by products, technologies or leaders. Today, shared values are more essential than ever before—for enterprises, for individuals and for the globally integrated society of the 21st century. To this end, in 2003, IBMers worldwide came together to renew and define our core values, which now serve as the foundation of IBM's culture and brand, and the guide for each IBMer's work, decisions and relationships. These are our core values:

IBMers Value:

- Dedication to every client's success
- Innovation that matters -- for the company and the world
- Trust and personal responsibility in all relationships

As related to the instant Proposal, one of the three IBM Values noted above is for IBMers to maintain Trust and Personal Responsibility in all of our Relationships. Since we at IBM define ourselves by our fundamental values, and since maintaining "trust and personal responsibility in all relationships" is one of our three core values, we believe that we are already achieving the essential objective of the Proposal, which is to take the necessary steps to encourage and enforce proper standards of ethical behavior.

- ***By providing centralized and independent oversight of IBM's ethics and compliance programs, IBM's Corporate Trust and Compliance Office already works to ensure that the very objectives sought by the Proponent are adhered to on a worldwide basis.***

As noted above in connection with our Argument under Rule 14a-8(i)(7), IBM's Corporate Trust & Compliance Office already provides centralized and independent oversight of IBM's ethics and compliance programs. The CTCO is led by IBM's Vice President, Assistant General Counsel, Chief Trust & Compliance Officer and Co-Lead Sales and Distribution Legal. She and her global team of compliance professionals work with IBM employees around the world to help ensure that IBM conducts business with integrity, and is a model of compliance with legal and regulatory requirements everywhere in the world the company does business. The team also administers IBM's global Business Conduct Guidelines certification and education program. Their most important job is to call upon and unleash the ideas and dedication of the only people who can create a culture of trust and personal responsibility within IBM and in all IBM relationships -- that is, IBM employees themselves.

Each manager at IBM is instrumental ensuring adherence to the highest standards of integrity, which is an essential objective of the Proposal. In this connection, our Company clearly highlights "Integrity Leadership" on our website by stating:

> Integrity is the keystone to IBM's value of trust and personal responsibility in all relationships. All managers throughout IBM play a critical role in fostering effective business integrity in the workplace. They fulfill this role by developing, promoting, and leading a culture of integrity in their organizations. The CTCO supports their efforts by providing compliance resources, tools and expertise.

See http://www.ibm.com/investor/governance/corporate-trust-and-compliance.wss

A review of each of the above provisions makes clear that IBM already is taking the necessary steps to address the Proponent's concerns -- all with the goal of helping to ensure that IBMers operate with the highest standards of ethical behavior. As a Company doing business in over 160 countries, with almost 400,000 employees worldwide, it is axiomatic that no ethics & compliance program will be 100% effective in avoiding miscues. However, we believe that our robust set of Business Conduct Guidelines together with our Values already serve effectively to do what the Proponent is asking us to do under the Resolution; that is, we believe we are already taking the necessary steps to encourage and enforce proper standards of ethical behavior.

In particular,

- Our Business Conduct Guidelines, which each employee must read and certify, stresses the importance of maintaining trust and personal responsibility in all of our relationships;

- IBM's Business Conduct Guidelines are reinforced through each employee's annual certification thereto;

- Compliance is a condition of IBM employment for each IBM employee;

- Maintaining trust and personal responsibility in all relationships is specifically set forth as one of IBM's three core Values; and

- Our Corporate Trust & Compliance Office provides centralized and independent oversight of IBM's ethics and compliance programs.

In short, we believe we have already implemented the ***essential objective*** of the Proposal, as our Business Conduct Guidelines already provide the optimal framework for encouraging ethical behavior for IBMers around the globe. Since IBM already has a robust set of Business Conduct Guidelines which we review, monitor, update, and enforce on a regular basis, we also believe the Proponent's directive to clearly and unambiguously restate and enforce our BCGs is moot. Moreover, to the extent we are already performing the essential objective of the Proposal, we believe we have substantially implemented it under Rule 14a-8(i)(10), making the Proposal subject to exclusion from our proxy materials. See e.g., Commercial Metals Company (November 5, 2009)(antidiscrimination proposal moot when company had already taken action to implement the proposal); E.I. duPont de Nemours and Company (February 13, 1990)(proposal to direct the "full weight of its economic might" behind a program to block colonization of Yasuni National Park, Ecuador was properly excluded because it was rendered moot, with the staff noting that the company's development plans with respect to the park appeared to address the matters raised under the proposal, such as preventing colonization of the park, so that these matters were considered to have been "substantially implemented"); AMR Corporation (April 17, 2000)(proposal recommending that members of identified board committees meet specified criteria could properly be excluded based on issuer's representation that the members of the board committees identified in the proposal met the criteria specified). Given all of the foregoing, the Company believes the instant Proposal has also been "substantially implemented" under Rule 14a-8(i)(10). The Company therefore respectfully requests that no enforcement action be recommended to the Commission if the Company excludes the Proposal under Rule 14a-8(i)(10).

IV. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(1) AS IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER NEW YORK STATE LAW.

Section 701 of the Business Corporation Law of the State of New York, the law of the state of IBM's incorporation, provides that the business of a corporation shall be managed under the direction of its board of directors. Nothing in the law of the State of New York places any decision making to direct the officers of the company to restate and enforce the standards of ethical behavior into the hands of our stockholders. Inasmuch as the instant Proponent would have our stockholders direct our company's officers to take such actions, the Proposal violates New York law by improperly eliminating the role of the Company's board of directors. And, by placing the decision-making power relating to the Proposal directly into the hands of IBM stockholders, the Proposal is an improper subject for action under New York State law. As such, the Company believes that the Proposal may also be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(1) and requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(1).

CONCLUSION

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that you will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for our upcoming Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials for our Annual Meeting. The Proponent is respectfully requested to copy the undersigned on any responses he may elect to make to the Commission. If there are any questions relating to this submission, please do not hesitate to contact me at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

cc: Joseph F. Kelly

*** FISMA & OMB Memorandum M-07-16 ***

(with Exhibits)

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2010 Proxy Statement pursuant to Rule 14a-8

Oct. 27. 2009

SENT BY REGISTERED MAIL

Mr. Samuel J. Palmisano
Chairman & C.E.O.
IBM Corporation
1 New Orchard Road
Armonk, N.Y. 10504

Dear Mr. Palmisano:

I am submitting a shareholder's proposal to IBM, for inclusion in the next proxy statement and notification for the next stockholder's annual meeting.

BACKGROUND:

On Oct. 16, 2009 a Senior Vice President of IBM, Robert Moffat, was arrested and indicted by Federal authorities (FBI and representatives of the Securities & Exchange Commission) for participation in a scam involving the trading on insider information involving IBM stock.

This arrest shocked and significantly disappointed myself and many other IBM shareholders. We believe that the incident is a direct result of the reduction by IBM of the traditional commitment to integrity and ethical behavior, which characterized the way in which IBM formerly conducted business. We further believe that the allegations against Mr. Muffat are the result of the lowering of those ethical standards.

SHAREHOLDER MOTION:

RESOLVED: in view of the arrest and indictment of Robert Moffat, a Senior Vice President of IBM, for participation in an insider trading scam involving IBM stock, it is the wish of the shareholders of IBM to direct the officers of the company to clearly and unambiguously restate and enforce the traditional standards of ethical behavior which characterized the way in which IBM conducted its business.

The section below is submitted to satisfy eligibility requirements, per the SEC's criteria for submitting a shareholder's proposal.

PROOF OF ELIGIBILITY:

1. I certify that I am a shareholder of the IBM Corp., with, at least, $2,000 in the value of the shares of the IBM stock I hold. See an attached copy of a recent statement of the IBM Investor's Services Program (ISP) which is attached. I am also attaching a copy of my recent brokerage statement from Morgan Stanley showing IBM holdings.

2. I certify that I have held these shares for, at least, a year. Proof is on file with the IBM Investor's Services Program.

3. I certify that I intend to hold these shares for, at least, another year. The shares of IBM which I own, constitute a long term investment and were not purchased solely for the purpose of satisfying eligibility requirements for the submitting a shareholder proposal.

4. The SEC rules limit shareholders to one motion per year. I have not submitted a shareholder proposal since 2002.

5. The SEC rules state that a shareholder motion must be limited to 150 words. The proposal I am submitting contains 55 words.

NOTE:

In 2002, I submitted a shareholder proposal. IBM countered that I was a disgruntled former employee. It is true that I am a disappointed former employee, but not disgruntled. I have been disappointed to see the former standards of integrity ignored and cast aside. My hope is that this share-holder motion will be judged on its merits and not on my motives, which are honest.

Respectfully submitted,



Joseph F. Kelly

ATTACHMENTS:

* Recent statement from IBM Investor Services Program
* Recent brokerage statement form Morgan Stanley

cc:

* IBM Shareholders Services
  P.O. Box 43072
  Providence, Rhode Island 02970-3072

* Ms. Mary L. Schapiro
  Commissioner
  Securities & Exchange Commission
  100 F street NE
  Washington, D.C. 20549

Pages 23 through 24 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2010 Proxy Statement pursuant to Rule 14a-8

*** FISMA & OMB Memorandum M-07-16 ***

Dec. 17, 2007

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Samuel J. Palmisano
Chairman & C.E.O.
IBM Corp.
1 New Orchard Rd.
Armonk, N.Y. 10504

Dear Mr. Palmisano:

As we approach year end 2007, I wanted to extend the courtesy of an update, regarding the publication of an article I have written about the IBM Company.

I have distributed the attached article to the following:

Major Media Publications	17
IT Publications	6
The CIO's of IBM Enterprise Customers	43
The CEO's of IBM Business Partners	27
U.S. Senators	4
U.S. Congressional Representatives	7

My purpose has been to simply encourage customers, and potential customers, as well as media and regulatory representatives to understand the need to be circumspect with respect to trusting IBM.

Mr. Bete Demeke, an IBM director, and Mr. Hoyt Webb, an IBM attorney, are portrayed as fundamentally dishonest people. I believe this to be both fair as well as balanced.

In 2008, my purpose is to focus on providing the article to similar contacts in both the European as well as the Latin American markets.

This is truly a sad experience. I deeply regret this action. However, I firmly believe that the publication is truthful and provably so, and that the distribution of the article will provide some value.

Respectfully submitted,



Joseph F. Kelly

THE TRAGEDY OF IBM

IBM AND THE DECLINE OF ETHICS IN THE WORKPLACE

I have tried in this article to reflect on the tragedy that has befallen IBM, and offer some of the reasons for it. I have tried to provide some insight as to why it was all unnecessary.

If IBM responds, they may try to dismiss the contents of this article as the work of a disgruntled former IBMer. That is unfair and inaccurate. I am not disgruntled. I am deeply saddened that an organization so well run could change into something tragically flawed, and to realize that it was all unnecessary. IBM lost its soul and tragically, it was all unnecessary. Some observers admit the flaws of IBM but contend that it exists only with respect to its employees. That is simply untrue. The problem as I will try to prove is far, far deeper. It is a systemic cultural problem. I have made every effort in this analysis to be fair and accurate.

IBM was one of the most ethically operated corporations within the U.S. Some observers claim that the motivation of IBM's ethical conduct was to keep the company (in the United States) union free, by keeping employees happy. My own observation is that this reflects a cynical view. There was a deep sense of decency that pervaded IBM, and which guided the way in which IBM sought to operate and the way it wanted to be seen. IBM was a trustworthy company. One could rely on its promises.

That is not to say that IBM sales representatives did not occasionally stretch a point, as to the potential benefits and value of a new product offering. Such things surely happened, even among senior IBM executives, such as John Akers. I witnessed this. But, the overall tone of the conduct of IBM's business was ethical, guided by a sense of fundamental decency.

Some would argue that the meritorious way in which IBM was

run was directly related to the success which IBM enjoyed. Some said, "IBM could afford to be run with integrity". Later, in a much more competitive business climate, IBM could no longer afford such luxury. I would contend that integrity is not a function of success. I contend that the current lack of trust on the part of many of IBM's customers is directly related to IBM ethical shortcomings which has been a very significant factor in IBM's business losses.

Many would maintain that IBM coddled its employees and that this paternalistic treatment eventually was no longer affordable. In my own experience, IBM set very ambitious business objectives, in terms of quotas and expectations. Each year, those objectives grew more ambitious. The company was positive and fair toward employees; but I did not see any "coddling".

Some observers saw a relaxed atmosphere within IBM and a lack of tension in the company. It was felt that people were not striving as hard as possible. I believe that there was some truth in this allegation, although those in the field, under quota, were always, in my experience, out there, under considerable tension, striving to achieve an ambitious quota. It was never, in my experience, relaxed and without tension.

When IBM changed, it did not do so in a gradual approach, such as a general tightening up. It changed drastically. The corporate attitude was that employees were 'babied' and that a "cold shower of reality toward them was necessary". Immediately, the traditional tone of viewing employees as an asset was discarded. Employees were now a liability, an "expense item". The fewer employees, the better. Thomas Watson jr. the son of the founder and second chairman of IBM often said that "employees are our greatest asset". When IBM changed, expressions of support and motivation, such as Mr. Watson's, were never heard again. Such expressions of support were viewed as "quaint" and inappropriate to the realities of today's business environment.

IBM did not define the need as addressing specific employees, who may have been operating in an overly relaxed manner, which needed to be addressed. They just saw a blanket problem and treated all employees as if they were all problem employees

The negativism toward employees permeated the company. At one time, an employee who had contributed 25 years of service was awarded a pin signifying membership in IBM's Quarter Century Club. It was usually worn with pride. The pin identified a senior employee, to whom others could use as a mentor, a guide. Quarter Century Club members were expected to offer support and mentoring to younger professionals. There was a certain pride in the achievement. This quickly changed. The word "dinosaur" replaced "Quarter Century Club Member". Those who had achieved that milestone no longer wore the pin, less it identify themselves as one of the "dinosaurs".

In reference to those with 25 years of service, executives of IBM used the expression, "they have one year of service 25 times over". The implication was that senior employees were paid more for the work they were contributing than they were worth. Surely that was the case in terms of some who had "retired in their jobs". However, the characterization was unfair, as related to all senior employees, to which the comments were clearly directed. The many IBM senior employees who were striving to maintain and improve their skills and contributions were, in fact, slandered by the blanket characterization.

One of the cultural changes in IBM was that the negative tone toward employees, particularly the senior employees, unleashed, in some managers, a tendency to treat employees brutally, under the guise of increasing productivity. In the earlier days, managers realized that there actions might be appealed, and under review, they had to be seen as being fair. Now, that guiding influence was gone and managers could hide under the claim of increasing productivity. Managers providing unreasonable expectations were, if effect, unbound.

One general claim was that the IBM tradition of not firing people led to an overly relaxed atmosphere, in which employees were secure and complacent. I have found this claim to be untrue on two counts. First, employees had always been let go for poor performance. In the field, I knew of many sales representatives who were dismissed for failing to achieve their quotas. The fact is that employees were dismissed. Secondly, complacence was, inherently, not a factor for those who knew that they had to achieve a quota or business objective every month.

The problem of excessive security and complacency was largely "invented" by IBM to justify the dismissal of employees.

My point here is not that IBM did not have to engage in significant resource reductions. It certainly had to do so. The business climate had changed drastically. IBM had to adjust. If IBM does respond to this article, which is doubtful, it will undoubtedly claim that "resource actions" were necessary to maintain the vitality of the business. That is not the point. Certainly, those actions were necessary. The issue is that they were often done unfairly, with clear targeting and discrimination of the older employees.

IBM proceeded in its "resource actions' with the arrogance that they could do as they wanted, and then hide under the image of the old IBM which had been run with integrity. If an employee filed a discrimination complaint with a regulatory agency, IBM would defend itself with images of the integrity of what was, in reality, the old IBM. In effect, they would say that IBM would never do such a thing. "Just look at our reputation". But, the reality was that the "old IBM" was long gone and bore no resemblance to the "new IBM".

In one famous case, the Chairman and CEO of IBM was reviewing a manufacturing operation of IBM. He asked how much a given person was being paid. He learned that another, much older, employee was being paid more for doing the same work. He inquired as to why that was the case. The story was widely distributed among the managers of IBM because IBM wanted the story distributed. The message was very clear. Managers were expected to run an efficient operation. The cost of running their operation was a criteria of evaluation of managers. The message was clear. "Get rid of the senior people". To managers focused on pleasing their executives, the message was well understood. Of course, in no case, did IBM publish a written directive to get rid of senior people. That would have been clearly illegal. It was also unnecessary. The subtle stories dispensed to managers conveyed the message, with no paper trail.

Loyalty was a valued attribute in the old IBM. It was both given and expected. It was often said that joining IBM was not a job. It was a career. That was true. Now, IBM Human Resources personnel claim that IBM wants a "good day's work for a good day's pay". Employees are cautioned that they should not expect to have a job next year. IBM believes that this "tension" or worry about one's career will keep employees at a high level of performance, as they are constantly worried about keeping their jobs. In fact, it is destructive. Employees who are worried about keeping their jobs, tend to spend an excessive amount of time trying to impress their bosses with the value of their contributions and "selling themselves". These employees also spend a great deal of valuable time exploring their next potential job opportunity.

IBM executives have maintained that the "ideal" career may well be 5 years working in IBM, 5 years with a customer and potentially 5 years with an IBM Business Partner. After that, the employee may well join IBM again, reinitiating the cycle, and bring much added value to his or her employment. On the surface, this model has appeal. Interestingly, it also minimizes the buildup of pensions, extended vacations and other benefits to IBM. The fact is that this model also contributes to a level of superficiality in one's work.

Some advanced software applications such as MVS require a long investment of training and time before the technician is fully contributing. It may take a period of 2 years before a technician is fully knowledgeable with MVS. Using IBM's proposed model, then the technician has two years to contribute and then his last year may well be diluted with an effort to find a new position. The IBM "career" of 5 years may well result in only two years of active contribution. That is not good for IBM and it is not beneficial for the employee. Excessive mobility can lead to a level of superficiality.

In the "old" IBM, many sales representatives, in large accounts, knew more of the IT business of their customer than some executives of that company (the customer). When they made a recommendation or sales pitch, they spoke with knowledge and authority. They had value to offer. Now, with the new IBM model, and the superficiality it often brings, many IBM representatives are simply "order takers".

The IBM move away from loyalty has often backfired. If IBM makes it clear that loyalty is not valued, they loyalty may not be given by the employees. If an employee sees another opportunity, he or she may well be gone. Previously, IBMers felt that even an attractive new offer outside of IBM should be viewed carefully against the long term career opportunities with IBM. Now, the view is that if IBM is not willing to value loyalty, why should the employee provide loyalty.

In a business which is more and more based on consulting services, the product offering is the knowledge and expertise of the consultant. In the old days, it was not realistic for a main frame (large systems) technician to leave IBM and go out and build super computers. It only happened once. But now, the product of the consulting service is the employee and his consultancy. It is very easy for an experienced consultant to leave IBM and work directly for a client or another consultancy business. The lack of loyalty and the negativism toward employees is beginning to bounce back at IBM. Some of their "fixes" were very short sighted indeed. In general, you get the loyalty you provide. If nothing is given, then it should not be surprising that little is received back.

In downsizing, IBM was clearly focused on the senior employees. They were viewed as costing more. This is not to say that there was a management letter directing managers to target the older staff members. It was much more subtle than that. The direction was hidden under the guise of "running a cost efficient operation". Since the more senior employees normally cost more, they were clearly the unspoken targets of the "resource actions". In every resource action, IBM was careful to include some who were younger underperforming employees. Whenever questioned about age discrimination, IBM would always bring forward the lists of the younger employees who were terminated. The fact that the lists of those terminated were heavily weighted with the more senior employees was carefully disguised.

This is not to say that certain older employees had not relaxed and failed to maintain and improve their skills. They should have been removed. My point here is that the removal of senior employees, regardless of performance, became an unwritten goal, under the guise of cost efficiency.

The way it happened was devious and dishonest. If an employee was told that he or she was to be "surplussed", the direction given was to offer the absolute minimum explanation. Managers were told to say, "You have been chosen to leave IBM, and your last day will be X". The less said, the better. That which is not offered, cannot be disputed.

If the employee believed that he or she has been discriminated, against, and asked why they were "surplussed", managers are coached to simply reply, "You were chosen". No details were to be offered, as that exposed IBM to the potential that what was going on could be seen for what it was, "Discrimination Based on Age".

However, If the employee felt they were discriminated against, and appealed to a regulatory agency, such as the State Division of Human Rights, then IBM had to answer with a justification of their actions.

IBM managers were never directly told to lie. However, it was made clear that IBM's reputation was at stake. IBM could also not afford to lose such a case, as the precedent problem could then prove disastrous to IBM. In my own case, when I explained that I was going to appeal to the State Div. of Human Rights, the IBM attorney representing the case, Mr. Hoyt K. Webb, called me and said that "we will do anything...that's anything to defeat you". How true his prophecy was to become.

When I appealed to the Sate Div. of Human Rights, IBM now facing a requirement to answer the charges, composed a list of things which, quite simply, were untruthful, and provably so.

In his response to the State Div. of Human Rights, Mr. Webb claimed that I was "not contributing to the degree and with the skills expertise required of a professional at his level of experience". In the early part of the very year, in which I was "surplused" I received a coveted Directors Award from my director, Mr. Bete Demeke, for my work. Since I wanted to continue working, it was most reasonable that I would strive to maintain and improve my skills. Mr. Webb would have you believe that I allowed my skills, admittedly excellent at the beginning of the year, to deteriorate so badly, such that I should be terminated by the end of the year.

Surely, if there was a real performance problem or concern about the need to improve skills, there should have been some reference to the issue in the formal Appraisal and Counselling system. There was no such reference because there was no such problem. It was created by Mr. Webb to justify IBM's actions.

IBM would have you believe that I went from being an excellent employee at the beginning of the year, to one deserving termination at the end of the year, with no reference of any problem in the Appraisal & Counselling System. It is just not logical. At the beginning of the year, I was chosen to receive the Director's Award for Excellence.

At the end of the year, I was chosen for termination, and all with no sign of any concern or issue in the Appraisal & Counselling system. Surely, if there was any real performance issue, one would expect to have been advised or "coached' regarding the need to improve. There was no such advisory because there was no such problem. The simple fact is that I was not chosen to leave IBM for performance reasons. It was simply age.

The traditional Appraisal & Counselling system employed by IBM had two distinct parts. The first (Appraisal) was an assessment of the work performed against the business objectives set for that work. The second part was the Counselling section which was designed to provide guidance of improvements (technical and personal) needed to improve performance or to grow for consideration for a higher level position. The Counseling section was given great importance, as it should have been.

Surely, if there was any issue requiring me to improve my skills or performance, I would have responded with commitment. There was no such counseling as there was no such issue. It was a sheer, after the fact, effort on the part of IBM to justify the discriminatory actions which had occurred.

On Jan 31, 2002 after I had been told that my position with the Latin America organization was eliminated, I received the following and last appraisal. The summary of the appraisal by Mr. Percy Cannon was:

> ***Joe Kelly met and/or exceeded his overall PBC objectives for 2001 (Rating of 2). His key contribution was on S/390 where he developed, sold and got funding from the worldwide (organization) and executed a plan that exceeded objectives. He also delivered strong results on the Catalog in Brazil, and developed a TSM (Technical Support Marketing) plan for the Americas.***

Mr. Hoyt claimed in his submission to the State Div. of Human

Rights that I was a "Meets Requirements" employee. The above appraisal was a "2" appraisal (Exceeded Requirements) and I NEVER was rated as "Meets Requirements" which was a "4" rating. Mr. Webb had access to my appraisals and his misrepresentation of them was deliberate and intentional, designed to discredit me.

If the appraisals had been negative, one can be assured that IBM would have used them, It would have been proper to do so. However, since they were positive and did not support the thesis that I was terminated for performance reasons, Mr. Hoyt chose to ignore them and imply that they did not count.

Mr. Hoyt Webb further alleged that I did not engage a new marketing program "One Voice" with leadership. The fact is that the major marketing effort in my assigned area was the S/390 support and that area was not included within the One Voice program. In addition, my major area of focus was Brazil and this country was excluded from the One Voice program until after I had left the organization. It is very hard to be a leader in a program that does not cover my area of responsibility. The claim by Mr. Webb was without justification. It simply was not true.

In his response to the state, Mr. Webb claimed that I had stated that heavy workload prevented me from receiving training in the new marketing tool, "One Voice". I never ever said such a thing. I did receive such training. The issue was that the program did not address my main area of responsibility.

Mr. Webb also alleged that I did not provide mentoring of newer employees. This was particularly hurtful as it denied one of my main accomplishments. One the last day of my employment with IBM, I was amazed at how many letters I received thanking me for my mentoring over the years. Mr. Webb knew that what he was stating was untruthful. It was shameful on his part to cite such an untruthful claim. I was reminded of Mr. Webb's threat that, "we will do anything to defeat you." He certainly made good on that promise.

Mr. Webb used as his "authority" regarding my work performance Ms. Terri Browne Kutzen, who was my administrative manager. My work was in support of Latin America. However, I was a U.S. employee, residing in the U.S. and thus had to have a U.S. manager, with access to U.S. personnel systems for administrative purposes. Ms. Kutzen was not involved in my work assignments and did not write the appraisals of my work. On several occasions I offered to review my work with Ms. Kutzen. In each case, she declined. She showed absolutely no interest in my work. In fact, Ms. Kutzen was very negative toward my work. She said to several people, that she objected to having to "carry" the funds for my salary and expenses, when she got no credit for my work. The results of my work were reflected in the Latin America organization I supported.

Mr. Webb used Ms. Kutzen as the "authority' on my work, since when I filed the discrimination complaint, my work manager, Mr. Perry Cannon had left the company, and Mr. Webb needed Ms. Kutzen as the "objective authority". Mr. Webb knew better.

When I was first told that my job was going away, I was not told of any performance related problem. I was simply told that there had been a headcount cut from a staff of 30 professionals covering the Latin American market to a level of 22. I was told that my job was going away. Some 4 weeks later, I was approached by Juan Carlos Fernandez, who I had mentored. Mr. Fernandez was a Mexican national, who was very good, but much younger than myself (and presumably much cheaper). He asked for my advice regarding a job for which he was interviewing. The job he described was the one I had been performing. The claim that the job was going away was untruthful.

In my view, this was clear proof of discrimination. The

position I was told was going away, was not, in fact, going away. The claimed headcount reductions were fallacious. Faced with a clear untruth, Mr. Webb later claimed that the headcount reductions were "over subscribed" creating a new opportunity for Mr. Fernandez. The time between my being told that my job went away and my conversation with Mr. Fernandez was 4 weeks, and over the Christmas Holidays and New Year's break when most managers are not hiring and not even generally available. The explanation Mr. Webb offered was untruthful and unreasonable.

In his response to the state, Mr. Webb claimed that the job Mr. Fernandez was offered was a different job, requiring different skills. That was not a truthful statement. The job Mr. Feranandez described to me was the job I had been performing.

Another tactic IBM used against me was to conveniently change the issue. They would then proceed to address an issue I had not raised and thus appear to be responsive. In fact, they were avoiding the issue completely.

When I was told that my job was, supposedly, going away, I contacted a former manager, Jean Marc Favennec, who was assisting me in my search for a new position within IBM. Mr. Favennec had told me that he had no openings in his area, and I clearly understood that. That was NEVER an issue.

Mr. Fevennec sent me an e-mail explaining that the director of my unit, Bete Demeke, had told him that I had already been offered a position within his organization. No such offer had ever been made. Mr. Favennec was concerned that I had continued searching for a position, after having been offered a position. The discrimination here was clear in that Mr. Demeke was telling people that I already had a job, when that was untrue. He was impacting my credibility and interfering with those who were trying to assist me in finding a new position within IBM..

In his response, Mr. Webb stated that, "Mr. Fevennec confirmed that he himself had told Mr. Kelly that there were no openings within his organization". That had NEVER been the issue. I never claimed that Mr. Favennec had any openings. I FULLY understood that. Mr. Favennec was always simply trying to assist me in my job search. There was never any question regarding an opening within his organization. Mr. Webb's response was convenient in that he appears to be answering the question, while deviously avoiding the real issue. Mr. Webb thus avoided the clear issue of discrimination I had raised regarding Mr. Demeke.

Finally, IBM's arrogance was clearly demonstrated when on the first page of his submission to the State Mr. Webb asked that his reply to my discrimination complaint not be released to anyone on the basis of "confidentiality". I had submitted my complaint to IBM. In his reply Mr. Webb suggests that release of his reply to me might break confidentiality. It is particularly distressful given the falsehoods and distortions evident in Mr. Webb's reply. The arrogance of Mr. Webb to maintain that he had a right to say, in effect, anything he wanted, and I should not even be allowed to see his reply, much less answer it, is appalling. Only someone with no sense of fairness could reply as Mr. Webb did. His claim of, "we will do anything to defeat you", was certainly on the mark. There is a strong tradition in American justice to allow an accused to face the accusations. Based on his response to the state, Mr. Webb does not appear to believe so. Fortunately, the state saw otherwise and allowed me to see IBM's response. But, IBM's actions were disgraceful.

In my own case, I had felt that there was a clear and provable case of age discrimination. I wrote a letter detailing the basis for my complaint to Mr. Bete Demeke who was the director of my organization. He replied that there was no discrimination; but that he would order an investigation into my claims. He assured me that the review would continue even if I signed the Release and Covenant Not to Sue, in order to obtain the severance pay. Mr. Demeke assured me that IBM would want to know if there was any discrimination being practiced. I signed the release and left IBM. I waited for the review and felt confident that an objective observer would affirm the specifics of my complaint.

I waited two months and heard nothing. I then wrote to Mr. Demeke asking for an update on the committed review. Mr. Demeke replied that the review he had promised, in writing, had not taken place, and that the responsibility for conducting such a review had changed to Mr. Al Wells, who was the Director of Employee Relations. Mr. Demeke assured me that Mr. Wells was a "fair minded" person who would conduct an objective review. I contacted Mr. Wells, who told me that all that IBM cared about was whether I had signed the release. Since I had signed the release, it made no difference to him if I had been discriminated against. IBM did not have to conduct any review and would not do so, and there was nothing I could do about it. So much for Mr. Wells 'fair mindedness".

When I proceeded to file a complaint with the State Div. of Human Rights, Mr. Wells, concerned about what he had said to me, invented a conversation which had never occurred, in which he claimed that I had stated things which I had never said. Mr. Wells did this in order to justify himself and appear fair minded.

I fully understand that once an employee or former employee initiates a complaint to a state or federal regulatory agency, an adversarial relationship exists between the attorney representing IBM and the individual who filed the complaint. Notwithstanding, there is still a reasonable expectation of ethical conduct on the part of the adversary. IBM no longer operates with those guidelines. Winning, at any cost, is the direction of IBM.

IBM's approach to a discrimination complaint, is to offer, perhaps, 6 to 12 claims supporting their contention of no discrimination. They may be sheer fabrications. It does not make any difference. If the individual filing the complaint answers them, then IBM simply forgets those issues and offers another 6 or 12. It is called constantly changing the issues. Then if the person filing the complaint answers the second set, IBM will offer new allegations.

The purpose of IBM's response is to, in effect, bury the regulatory agency. They have the manpower to do so. In every case, IBM invokes that memory of the old IBM and the integrity of that tradition. The message is that IBM would not lie. The fact is that the invocation of that which does not exist, is dishonest. Remember, "IBM will do anything to defeat you." The strategy of IBM is to create so many issues regarding the employee surplussed, that the observer is incented to believe that, at least, some of the accusations must be true. That is the objective of IBM. It is clever and dishonest.

It is significant to note that Mr. Webb may be dishonest; but clearly, he would not be so if he was not confident that IBM would support him in his actions. He was clearly driven by the direction to win at any cost.

Some observers may believe that the accusations made against IBM here are simply the work of a disgruntled former IBMer and do not provide a fair and balanced view of the company and its ethics.

Let me provide some incontrovertible evidence as to the truth of my allegations. In IBM's Notice of its 2005 Annual Meeting and its related Proxy Statement (on Page 14), IBM attempted to define Ethical Conduct as related to its executives. The definition included the following key part:

> These provisions (ethical conduct) include prohibitions against engaging in activity that is detrimental to the Company.

I believe that this statement summarizes the issue completely.

Ethical conduct, according to IBM, has nothing to do with integrity or telling the truth. It has to do with avoiding conduct which is detrimental to the company. Readers would be quick to pick up the not so subtle message that lying and misrepresentation of facts are acceptable as long as they further the business interests. Conduct is ethical and good if it furthers the business interests of IBM. Conduct is unethical if it is detrimental to the business interests of IBM. What a sad and narrow interpretation of ethical conduct. It is not a far stretch to extend the principle that if lying about employees furthers the business objective of getting rid of them, then by implication, it is ethical and good. What a sad and distorted definition.

Some may believe that it is unfortunate that IBM accepts lying about employees in order to further its objectives. But they believe that it stops at that. This is not true. Once an organization accepts the 'convenience' of lying, because it supports a business goal (getting rid of people), it is only a further step to extend that "permission" to lying to customers and to business partners. It does not affect principle. It is a simply a logical extension of that which is already in place.

Does IBM lie to customers and to business partners? Unfortunately, they most certainly have done so, and do so.

Some time ago, IBM and Microsoft were locked in a fierce battle to control the desktop (Personal Computers). IBM was positioning its OS/2 platform against Microsoft's Windows platform. It is not my purpose here to review that saga of the informatics world. There have been treatises and movies made for television covering this epic struggle in detail. Here I simply want to illustrate how IBM treated its customers and business partners.

Microsoft engaged the battle, emphasizing the user friendliness and simplicity of its Windows platform. Its advertising message was to the effect that Windows would take you where you wanted to go today.

Microsoft hammered away with this theme. Windows provided the user with the function it needed today, to help the user increase productivity. Windows was an easy to use tool to help you do the work you have to do today. The messages were simple, clear and effective.

IBM responded by informing potential users that their OS/2 platform featured "Preemptive Multi-Tasking". This feature had real value but the general user did not understand what that value was and IBM never made the benefit clear. The feature conveyed an image of complexity without conveying a message of its value to the user. It did not help the OS/2 platform.

IBM certainly made a valiant effort to promote OS/2. In fact, OS/2 was a superior product in terms of functionality. Microsoft just did a much better job of marketing their Windows offering. In the end, IBM could not surpass the marketing juggernaut of Microsoft. The IBM executives came to realize that OS/2 would be a nich product and never achieve the wide acceptance IBM hoped for it. IBM forecast that OS/2 would never provide a return on the vast sums of money spent on it.

IBM decided to abandon the product. However, there were many loyal customers supporting the product. In addition, IBM did not want to immediately lose the income stream that OS/2 was generating. IBM had other software offerings coming on line, such as Websphere and a new release of DB/2. But, there would be a gap until these new offerings became revenue generators. IBM did not want to suffer the downturn in income resulting from abandonment of the OS/2 platform. The software executives of IBM knew that IBM expected smooth growth in revenue.

The future of all software offerings can be determined by the commitment of the vendor to the platform. All viable software products should have a list of functional enhancements planned, or at least a roadmap of improvements planned. This is the easiest way to measure a vendor's commitment to the platform. If there is no visible roadmap of planned releases and improvements, watch out.

I was the Product manager for OS/2 in Latin America and was doing everything I could to promote and support the product. In Latin America, we had significant success with the offering. Customers were pushing hard for a roadmap of IBM's plan for future enhancements to the OS/2 platform. They wanted to understand the proposed contents of the next release of OS/2. The development lab provided none but assured all that the plans were coming.

Eventually I learned that there were to be no future releases of OS/2 and that IBM planned to abandon the product. However, in the many months that elapsed before that position became public, IBM continued to sell its OS/2 platform, knowing full well that it planned to abandon that platform. It was a dishonest way to treat loyal and valued customers. IBM did provide a migration path off the platform; but suffice it to say that this migration path was not ready for prime time, when it was released.

In the interest of fairness, I want to repeat that IBM made a valiant effort to make OS/2 an excellent product and a success in the marketplace. IBM even provided technical assistance for its customers for a prolonged time after withdrawal. IBM even made a strong effort to support its customers with migration off the platform. My issue is that when IBM decided to abandon the OS/2, it continued to sell the product, and thus generate revenue, long after a decision was made to abandon the product. Customers were being sold a product which IBM knew had no future and which it was abandoning.

IBM's conduct toward its customers was predictable. If one accepts lying about employees because it helps getting rid of them without litigation; then it is just another step, and not a great step, to lie to customers when it is convenient. I plan to expand this article into a book in which I will explore this area in much more depth.

Finally, IBM had another surprise for its surplussed employees. Assuming that an employee, such as myself, felt that they had been clearly discriminated against based on age, and decided to file a law suit or a complaint at the state or federal level. IBM offered a nominal payment on separation from the company. It was necessary to sign a General Waiver and Covenant Not to Sue, in order to receive the payment. "No waiver, no payment".

If the employee did not sign the waiver and thus did not receive the payment, they could apply for retirement or early retirement so that they would have, at least, some income flow, during the period that they looked for another position. Employees "surplussed" faced a sudden loss of income. Beginning their retirement or early retirement benefits could serve as a financial cover while they looked for a new job. If employees choose to file for retirement or early retirement, they are ineligible for state unemployment income.

IBM claimed that so many people were involved in the resource action, that they could not process retirement requests for some prolonged time. Retirement pay would be granted retroactively when it was made. However, IBM claimed that for workload reasons, the requests for retirement could not be processed for some time. Clearly, employees caught in this vise had no "surplussed payment", and were not eligible for unemployment benefits. By deferring the employees retirement pay, to which they were entitled, IBM was forcing people to sign the waiver and accept the payment. This, in effect, denied affected employees any regulatory redress, which was the purpose. It was mean spirited.

Clearly, the resource actions were planned in advance by IBM for some time. If IBM had wanted, it could easily have increased the administrative resource in the Human Resources area, such that retirement requests could be processed promptly. The simple fact is that IBM wanted everyone involved to sign the release and accept the payment. Preventing employees from having the cash flow of their own, earned, retirement incomes as an income cushion was mean spirited. It dishonored IBM.

It is my plan to release this article for publication and then expand the material into book length. I have completed the research for this effort. What is IBM's anticipated response?

There are several choices. IBM may simply ignore the article and its contentions. That is a good approach for IBM as it avoids answering any of the specific points made. A second option for IBM would be to act shocked and reply that these are the unfounded allegations of a disgruntled former IBMer. That is the ad hominem attack. Question the motives of the writer and ignore the facts of the allegations.

Thirdly, IBM may claim that the issues here are "old hat" and have already been answered. They have not been answered; but have been addressed, as I have shown, with falsehoods.

Fourth, IBM may address the specific issues. The may well use the device, used already, of ignoring the issues and simply adding new reasons to justify their actions. Just keep changing the agenda. It has worked previously for IBM. Alternatively, they may address the issues raised with more misrepresentations and remind the reader of IBM's tradition of integrity. This allows IBM to hide under the banner of the old IBM and invoke the integrity of that which does not exist any more.

Finally, IBM may initiate legal action against me for slandering the company. That is their right. I am not sure why they would do this, as the contentions I have made are fair and truthful. But, they may try to bind me up in legal action. That is their right. I would respond by proving in court, the allegations I have made here.

It is interesting to note that Mr. Webb was informed of this intended publication and was aware of the issues. He offered no objection. It appears to me that it would be inappropriate to do so now.

Many might reply that IBM may, in fact, be lying about its employees and to its customers and business partners. But, in doing so, IBM is no better and no worse than many companies in today's business atmosphere. That position misses the point.

Some might contend that IBM was "surplussing" many thousands of employees in various job actions. It is reasonable to expect that in such a tumultuous effort there may be some "mistakes" made. That is to be expected. I wrote to several senior IBM executives detailing my concerns. No reply was ever received. They did not want to know; because they fully knew what was going on, and the discrimination being practiced.

Some readers may suggest that while I may be right, and IBM may well have lied and distorted the facts to justify their actions, the fact is that IBM did not want me any longer as an employee. If so, it would be better to accept that, accept the payout, move on and rebuild. That is a meaningful premise. If, in fact, my job had gone away, and I was given a fair chance to be considered for another open position within IBM, and there was no such match, I would have accepted the realty and moved on without complaint. But, the lies and distortions about my skills and contributions were extremely hurtful, since I constantly stove to be a meaningful contributor and to maintain and improve my skill base. The lies Mr. Hoyt Webb told about me were hurtful and dishonest. To allow IBM to conduct such actions and then try to pretend that it remains an ethical company is inappropriate.

IBM was a well run, successful company that was widely admired. IBM was looked up to as a model company. If this beacon of integrity has fallen so far, it is truly a sad phenomenon. IBM was not just another company. It was special. If IBM has sunk so far as to lie about its employees and lie to its customers and business partners, then so much trust and decency has been lost.

There will come a time when IBM will come to the realization that its expediencies have, in fact, lost them the loyalty of their employees and the trust of their customers and business partners. Eventually, IBM will realize the integrity, which it now views with ridicule, was, in fact, important and had value. IBM will learn that it is far, far harder to regain loyalty and trust, than it was to lose them.

I recently viewed an ad by IBM in the Wall Street Journal The ad consumed 3 full pages. It seemed to me a bit much. The message IBM conveyed was that IBM was a helpful company which could assist you with its services business. It was a simple message and did not appear to justify the need for 3 full pages. It appeared to me that IBM believes that it can do as it wants, regardless of the ethical boundaries it breaks, and compensate with a friendly advertising campaign that masks its true nature. I am not so sure that employees, customers and business partners will not see through this. It is a bit of a thin veil.

IBM appears to relish, in projecting a sort of macho image, the message of toughness toward employees. It appears to be their objective to project the image of a taut, tightly run operation which reflects the message to the investment community, customers and business partners that they are getting good value from IBM, because IBM is tough on the expectations it makes on its employees. That is a legitimate message and a legitimate expectation. However, there is a fundamental difference between setting a high standard and lying to and about them. That is a fundamental difference. One can, and should be, tough but fair.

IBM may be ethically challenged. But, as long as its executives believe that this is a successful route, or that they can camouflage it with glitzy advertising, the culture will remain without change.

IBM might respond that there are occasionally "mistakes" but that it is striving its best, in a difficult world, to survive. That is a bit of a lame excuse, indeed.

IBM's loss is a loss to all of us. Everyone should be saddened by what happened to this beacon. We have all, to a degree, lost our way.

****

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2010 Proxy Statement pursuant to Rule 14a-8

*** FISMA & OMB Memorandum M-07-16 ***

May 2, 2008

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Samuel J. Palmisano
Chairman & C.E.O.
IBM Corp.
1 New Orchard Road
Armonk, N.Y. 10504

Dear Mr. Palmisano:

As a courtesy toward IBM, I wanted to provide you with an update regarding the article which I have been circulating regarding the age discrimination practice widely practiced within IBM.

I have circulated the article fairly broadly within Congress as well as other venues. As of this moment, two U.S. senators and one congressman have approached me regarding the charges made against IBM.

I have been asked about my willingness to appear before a congressional hearing, potentially planned, regarding the subject of age discrimination practiced within U.S. corporations. I have responded that I would be willing to appear.

The hearings, if held, would not take place until after this fall's presidential elections.

In addition to the charges made within the article, I submit that IBM has never addressed the specifics of the article. While that is their right, I maintain that it is because IBM has no substantive rebuttal to the charges made.

I want to express how sad I am to potentially testify against a company I honored and served. However, I maintain that all of the charges I have made are factual and fair.

Respectfully submitted,



Joseph F. Kelly